SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan
 (Full title of the Plan)

EMC Corporation
 (Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748
 (Address of principal executive office)

EMC CORPORATION 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

EMC Corporation 401(k) Savings Plan
Index to Financial Statements and Supplemental Schedule

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Boston, Massachusetts

June 28, 2004

EMC CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003		2002

Assets
Investments at fair value:
Common collective trust:
Fidelity Managed Income Portfolio Fund	$69,916,374	*	$65,216,795	*

Mutual funds:
Fidelity Equity Income Fund	59,361,516	*	45,059,648	*
Fidelity Independence Fund	51,063,123	*	37,000,764	*
Fidelity Low Priced Stock Fund	47,728,546	*	25,299,040
Fidelity Magellan Fund	147,900,810	*	109,619,515	*
Fidelity Puritan Fund	52,136,980	*	41,184,653	*
Other mutual funds	363,235,771		232,417,554

Total mutual funds	721,426,746		490,581,174

EMC Corporation Stock Fund:
EMC Corporation common stock	36,291,040		13,046,143
Cash	330,506		116,216

Total EMC Corporation Stock Fund	36,621,546		13,162,359

Loans to participants	15,479,641		14,232,305

Total investments	843,444,307		583,192,633

Receivables:
Employer contributions	7,034,079		6,646,907
Investment income receivable	294		188

Total receivables	7,034,373		6,647,095

Assets available for benefits	$850,478,680		$589,839,728

*Represents 5% or more of assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Additions:
Net appreciation (depreciation) of investments:
Mutual funds	$124,949,857	$(109,583,561)
EMC Corporation Stock Fund	16,811,426	(9,497,568)

Total net appreciation (depreciation) of investments	141,761,283	(119,081,129)

Dividends and interest:
Mutual funds and common collective trust	14,063,944	12,384,907
EMC Corporation Stock Fund	97,789	121,725

Total dividends and interest	14,161,733	12,506,632

Contributions:
Employer contributions	25,942,205	26,479,552
Participant contributions	79,700,383	79,143,061
Participant rollovers from other qualified plans	4,906,357	4,805,802

Total contributions	110,548,945	110,428,415

Merger of plan assets from LEGATO Systems, Inc. 401(k) Plan	34,152,335	—

Total net additions	300,624,296	3,853,918

Deductions:
Benefits paid to participants	39,975,715	50,153,197
Administrative fees	9,629	8,363

Total deductions	39,985,344	50,161,560

Net increase (decrease)	260,638,952	(46,307,642)
Assets available for benefits:
Beginning of year	589,839,728	636,147,370

End of year	$850,478,680	$589,839,728

The accompanying notes are an integral part of these financial statements.

EMC CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”).  Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Merger into the Plan

In October 2003, the Company acquired LEGATO Systems, Inc.  In connection with the acquisition, the LEGATO Systems, Inc. 401(k) Plan (the “LEGATO Plan”) merged into the Plan effective as of the close of business on December 31, 2003 resulting in the transfer of assets of $33,637,998 and the transfer of participant loans of $514,337 into the Plan.  Former participants of the LEGATO Plan became eligible to participate in the Plan effective January 1, 2004.

Eligibility

All U.S. employees of the Company who are regularly scheduled to work at least 20 hours per week are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment.

Contributions

During 2003 and 2002, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% and 1% and 25%, respectively, of their compensation on a pretax basis while participating in the Plan.  Participants may also contribute amounts representing distributions from other qualified plans.  In any Plan year, the Company may contribute to participants’ accounts a quarterly matching contribution equal to a percentage of the participant’s compensation contributed to the Plan as determined by the Company’s Board of Directors up to a maximum quarterly matching contribution of $750.  In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made as determined by the Company’s Board of Directors.  To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last business day of the calendar quarter.  To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year.  Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).  During 2003 and 2002, the Company did not make any discretionary profit sharing contribution.  Effective May 1, 2002, participants age 50 or over or who attain age 50 by the close of the applicable Plan year, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, up to $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses.  Allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.   All participant accounts are invested in the various investment options made available from time to time by the Company for such purpose.  Participants have the opportunity from time to time to give instructions to the Company as to the investment of contributions among the available investment options, subject to allocation rules which may be prescribed by the Company.  No more than 30% of a participant’s contributions may be invested in the Company Common Stock Fund.

EMC CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS –  (Continued)

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions.  Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage

Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account.  The nonvested portion is forfeited and will be applied to the payment of Plan expenses.  As of December 31, 2003, the participant forfeiture balance was $422,067, of which $419,807 was received in connection with the merger of the LEGATO plan.

Payment of Benefits

Benefits are payable upon normal retirement age (65), death, separation from service or proven hardship.  A participant who was a Plan member as of December 31, 1988 may elect to receive the value of the vested interest in his or her account in the form of an installment or in a lump-sum distribution.  A Plan member after such date will receive the vested interest in his or her account in a lump-sum distribution.  In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70½, whichever is later.  However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70½ regardless of whether he or she has terminated employment at that time.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Company, as Plan administrator.  Interest rates ranged from 5.0% - 10.5% for 2003 and 8.0% - 10.5% for 2002.  Principal and interest are paid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

EMC CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Investment Valuation and Income Recognition

Investments are valued at fair value.  Investments in shares of mutual funds and the common collective trust fund are valued at their net value and unit value, respectively, which represents the value at which shares/units may be purchased or redeemed.  The Company’s common stock, par value $.01 per share (“Common Stock”), is valued at the quoted market price on the last business day of the Plan year.  Loans to participants are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the statements of changes in assets available for plan benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) of investments.  The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan.  The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement.  In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code.  Therefore, no provisions for income taxes are required.

4.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions.  During the years ended December 31, 2003 and 2002, the Plan purchased shares of the Common Stock having values of $9,293,324 and $11,781,393 respectively, and sold shares of the Common Stock having values of $2,648,673 and $2,269,841, respectively.

Certain Plan investments are shares of mutual funds managed by FMR Corp.  FMR Corp. is a related party to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan for the investment management and recordkeeping services amounted to $9,629 and $8,363 for the years ended December 31, 2003 and 2002, respectively.  Loans to participants also qualify as party-in-interest transactions.

EMC CORPORATION 401(k) SAVINGS PLAN
FORM 5500, “SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)”
DECEMBER 31, 2003

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Common Collective Trust
*	Fidelity	Managed Income Portfolio Fund	**	$69,916,374

	Mutual Funds
*	Fidelity	Magellan Fund	**	147,900,810
*	Fidelity	Puritan Fund	**	52,136,980
*	Fidelity	Equity Income Fund	**	59,361,516
*	Fidelity	Retirement Money Market Fund	**	33,769,792
*	Fidelity	Equity Income II Fund	**	39,418,576
*	Fidelity	Conservative Strategy Fund	**	485,366
*	Fidelity	Moderate Strategy Fund	**	2,172,411
*	Fidelity	Aggressive Strategy Fund	**	3,550,336
*	Fidelity	Independence Fund	**	51,063,123
*	Fidelity	Low Priced Stock Fund	**	47,728,546
*	Fidelity	Freedom Income Fund	**	1,385,770
*	Fidelity	Freedom 2000 Fund	**	1,251,841
*	Fidelity	Freedom 2010 Fund	**	4,362,454
*	Fidelity	Freedom 2020 Fund	**	12,833,281
*	Fidelity	Freedom 2030 Fund	**	14,602,361
*	Fidelity	Freedom 2040 Fund	**	1,221,341
*	Fidelity	Spartan Extended Market Index Fund	**	4,579,047
*	Fidelity	Spartan U.S. Equity Index Fund	**	30,005,606
*	Fidelity	Aggressive Growth Fund	**	4,934,087
*	Fidelity	Diversified International Fund	**	3,601,138
	American	Europacific Growth Fund	**	19,350,753
	American	Washington Mutual Investors Fund	**	15,718,980
	American	Growth Fund of America	**	6,728,237
	T. Rowe Price	Mid-Cap Growth Fund	**	24,247,687
	T. Rowe Price	Value Fund	**	9,582,618
	Brandywine	Growth Fund	**	15,638,196
	Janus	Worldwide Fund	**	21,834,206
	Domini	Social Equity Fund	**	1,641,930
	PIMCO	Total Return Fund	**	31,489,705
	Franklin	Small-Cap Growth Fund	**	29,649,157
	Templeton	Foreign Fund	**	7,702,202
	Vanguard	U.S. Growth Fund	**	21,478,693

		Total mutual funds		721,426,746

*	EMC Corporation	Common Stock Fund	**	36,291,040
		Interest bearing cash		330,506

		Total EMC Corporation Stock Fund		36,621,546

*	Participants	Participant loans (interest rate range: 5.0% - 10.5%)	**	15,479,641

		Total		$843,444,307

*Party-in-interest.
**Cost information is not required for participant directed investments and therefore, is not included.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

	By:	EMC Corporation, Plan Administrator

Date: June 28, 2004	By:	/s/ WILLIAM J. TEUBER, JR.

William J. Teuber, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23.1          Consent of Independent Registered Public Accounting Firm